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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549              ---------------
                                                                 SEC FILE NUMBER
                                   FORM 12B-25                      0-19681
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                          NOTIFICATION OF LATE FILING              CUSIP NUMBER
                                                                    800422107
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(CHECK ONE):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended: SEPTEMBER 28, 2006
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      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:
                                       -----------------------------------------

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

JOHN B. SANFILIPPO & SON, INC.
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Full Name of Registrant


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Former Name if Applicable


2299 BUSSE ROAD
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Address of Principal Executive Office (STREET AND NUMBER)


ELK GROVE VILLAGE, ILLINOIS 60007
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City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |    (a)  The reason described in reasonable detail in Part III of this
      |         form could not be eliminated without unreasonable effort or
      |         expense;
      |
      |    (b)  The subject annual report, semi-annual report, transition report
      |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X|   |         portion thereof, will be filed on or before the fifteenth
      |         calendar day following the prescribed due date; or the subject
      |         quarterly report or transition report on Form 10-Q or subject
      |         distribution report on Form 10-D, or portion thereof, will be
      |         filed on or before the fifth calendar day following the
      |         prescribed due date; and
      |
      |    (c)  The accountant's statement or other exhibit required by Rule
      |         12b-25(c) has been attached if applicable.

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

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.



The Registrant needs additional time to complete the preparation of its financial statements and related disclosures required in its Quarterly Report on Form 10-Q for the quarter ended September 28, 2006. Although the Registrant is seeking to complete this process as quickly as possible, the preparation of the Quarterly Report on Form 10-Q cannot be completed within the prescribed time period without unreasonable effort or expense. The filing of the Registrant's Annual Report on Form 10-K for the year ended June
29, 2006 was delayed until September 27, 2006, fifteen days beyond the original due date. Due to the delay in filing the Form 10-K, the Registrant did not have sufficient time to complete its monthly and quarterly closing processes in order to file its Form 10-Q in a timely manner.

The filing of the Annual Report on Form 10-K for the year ended June 29, 2006 was delayed for the following reasons:

-- The Registrant amended its Bank Credit Facility and Note Agreement on
   July 27, 2006. In exchange for securing the debt with working capital and fixed assets, the amendments waived the financial covenants that the Registrant was not in compliance with in fiscal 2006 and established new financial covenants. The amended Note Agreement requires the Registrant to meet or exceed a minimum level of earnings before interest, taxes, depreciation and amortization (EBITDA) for each quarter in fiscal 2007 and thereafter. The Registrant needed additional time to evaluate as to whether or not the minimum EBITDA levels would be achieved for fiscal
   2007. The inability of the Registrant to demonstrate future covenant compliance may have caused the Registrant to receive an opinion from its independent auditors which included an explanatory going concern paragraph. Additional time was required for the Registrant to analyze operating results subsequent to year end and complete its evaluation of the achievement of the minimum EBITDA requirements for fiscal 2007.

-- The Registrant had not completed its assessment of the effectiveness of its internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 as of the original due date of the filing. Management testing of its year end controls over financial reporting and evaluating the results of individual and aggregate deficiencies was completed after the original due date.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       MICHAEL J. VALENTINE             (847)                     871-6509
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            (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net sales decrease of approximately $5 million for the first quarter of fiscal 2007 from the $138.7 million for the first quarter of fiscal 2006. Including a pre-tax gain of approximately $5 million ($3 million after tax) from the sale of three Chicago area facilities and termination of a capital lease, the net loss for the first quarter of fiscal 2007 is anticipated to be in excess of $3 million compared to a net loss of $1.1 million for the first quarter of fiscal 2006. However, there can be no assurance that the final results will not differ materially from these preliminary results and that the Form 10-Q will be filed as anticipated.

The preliminary first quarter financial results for the quarter ended September 28, 2006 have caused the Registrant to be in non-compliance with the minimum quarterly EBITDA restrictive covenant under the Registrant's
Note Agreement which is a cross-default under the Registrant's Bank Credit Facility. While the Registrant is in discussions with its lenders and expects to receive waivers from them under these financing facilities, there can be no assurance that waivers will be received. Non-compliance with restrictive covenants allows the lenders to demand immediate payment. If waivers are not received or acceptable terms renegotiated with respect to current and future restrictive covenant requirements, the Registrant believes it would be able to secure alternative financing such as through conventional mortgages, though there can be no assurance that such alternative financing could be obtained. The inability to secure alternative financing, if necessary, and/or sustained losses by the Registrant, would have a material adverse effect on the Registrant's financial position, results of operations and cash flows.
In light of the non-compliance with the restrictive covenant as a result of the first quarter's results (even if waived), and the uncertainty relating to the Registrant ability to comply with restrictive covenants during future periods, the credit facilities for the first quarter of fiscal 2007 and subsequent quarters will likely be classified as currently due.

The Registrant is currently evaluating the implications, if any, of the non-compliance with restrictive financial covenants.



                         JOHN B. SANFILIPPO & SON, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  NOVEMBER 8, 2006                       By  /S/ MICHAEL J. VALENTINE
      ----------------                          ---------------------------
                                                Chief Financial Officer and
                                                Group President